AB 3/3/06

KX 3/17

06003726

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2006 WASH. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKS, HOUGHTON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 MADISON AVENUE, 25th FLOOR
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 17 2006 THOMSON FINANCIAL

SC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/12/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERALD H. HOUGHTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKS, HOUGHTON SECURITIES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VARSHA B. PATEL
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 10, 2008

Gerald Houghton
Signature

PRESIDENT
Title

Varsha B. Patel
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKS, HOUGHTON SECURITIES, INC.

REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2005

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BROOKS, HOUGHTON SECURITIES, INC.

CONTENTS

DECEMBER 31, 2005

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

BROOKS, HOUGHTON SECURITIES, INC.

I have audited the accompanying statement of financial condition of Brooks, Houghton Securities, Inc. as of December 31, 2005, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brooks, Houghton Securities, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7, and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 14, 2006

Arnold G. Greene

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current assets:

Cash		$ 113,660
Money Market account		44,877
Accounts receivable		1,335,000
Due from affiliated company		456,844
Prepaid expenses		29,201
Total assets		**$1,979,582**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accrued expenses		$ 16,930
Total liabilities		**16,930**
Stockholders' equity:		
Common stock, no par value 1500 shares authorized 200 shares outstanding	$ 5,000	
Additional paid-in-capital	10,886	
Retained earnings	1,946,766	
Total stockholders' equity		**1,962,652**
Total liabilities and stockholders' equity		**$1,979,582**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commission income		$ 977,161
Investment income		2,827
Unrealized gain		11,262
Total revenue		**991,250**
Expenses:		
Management fees	$140,000	
Telephone	13,700	
Regulatory fees and expenses	2,440	
Professional fees	5,398	
Consulting fees	95,000	
Other expenses	18,065	
Total expenses		**(274,603)**
Income before federal income tax		716,647
Less: Federal income tax		(10,971)
Net income		**$ 705,676**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Resources provided:		
Net income		$ 705,676
Decrease in investment in NASD stock		13,260
Total resources provided		**718,936**
Resources applied:		
Increase in prepaid expenses	$ 15,471	
Increase in due from affiliates	2,011	
Increase in accounts receivable	620,000	
Increase in investments-Money market account	1,286	
Decrease in accrued expenses	34,549	
Total resources applied		**673,317**
Increase		**45,619**
Cash - January 1, 2005		68,041
Cash - December 31, 2005		**$113,660**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Stockholders equity, January 1, 2005	$1,256,976
Add: Net income	705,676
Stockholders equity, December 31, 2005	**$1,962,652**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2005	**$ -0-**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. **ORGANIZATION :**

Brooks, Houghton Securities, Inc. (the "Company"), is a broker-dealer registered with the National Association of Securities Dealers, Inc. The company became a corporation on August 7, 1990.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

Income taxes are based on the net income of the company. These financial statements have been prepared in conformity with generally accepted accounting principles.

3. **NET CAPITAL REQUIREMENTS:**

As a broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000 whichever is greater. At December 31, 2005, the Company had net capital of $138,482 as indicated on page 7 of this audited report. In January 2006, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported net capital of $138,337. The difference of $145 is due to year-end accruals and reclassifications.

4. **RELATED PARTY TRANSACTIONS:**

Pursuant to an agreement between Brooks, Houghton Securities, Inc. (the Company) and Brooks, Houghton & Company, Inc., dated June 6, 2002, Brooks, Houghton & Co., Inc. provides the use of its facilities to the Company.

BROOKS, HOUGHTON SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

Common Stock		$ 5,000
Additional paid-in-capital		10,886
Retained earnings		1,946,766
		1,962,652
Less: non-allowable assets		1,821,045
Net capital before haircuts		141,609
Less: haircuts on securities (2% of $44,877)	$ 898	
(2% of $111,443)	2,229	(3,127)
Net capital		**138,482**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $16,930)	$1,129	5,000
Excess net capital		**$133,482**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 16,930
Percentage of aggregate indebtedness to net capital	12%

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2005

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 138,337
Add: Audit Adjustments	145
Net capital per audited report, December 31, 2005	**$138,482**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

BROOKS, HOUGHTON SECURITIES, INC.

I have examined the financial statements of Brooks, Houghton Securities, Inc., for the year ended December 31, 2005 and have issued my report thereon dated February 14 2006. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2005 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

Arnold G. Greene

February 14, 2006